BRIDGE CAPITAL HOLDINGS

Investor Presentation

July 2005

Daniel P. Myers
President and CEO
Bridge Capital Holdings

Thomas A. Sa
Executive Vice President
Chief Financial Officer
Bridge Capital Holdings

Forward Looking Statement

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbors created by that Act. Forward-looking statements describe future plans, strategies, and expectations, and are based on currently available information, expectations, assumptions, projections, and management's judgment about the Bank, the banking industry and general economic conditions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements.

These risks and uncertainties include, but are not limited to: (1) competitive pressures in the banking industry; (2) changes in interest rate environment; (3) general economic conditions, nationally, regionally, and in operating markets; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) future credit loss experience; (8) the ability to satisfy requirements related to the Sarbanes-Oxley Act and other regulation on internal control; (9) civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; and (10) the involvement of the United States in war or other hostilities.

The reader should refer to the more complete discussion of such risks in Bridge Capital Holding's annual reports on Forms 10-K and 10-Q on file with the SEC.

Financial and Trading Information

- Established May 2001
- $498 Million in Assets
- 4 Year CAGR Assets 127%
- Q2 Net Income $1,379k
- ROA 1.20%
- ROE 15.84%

Market:	NASDAQ (Small Cap)
Symbol:	BBNK
TSO:	6,165,759
Market Cap:	$100,487,100 (7-25-05)
Avg Annual Vol:	1 Million Shares
P/E:	Trailing: 25.48
	Q2 '05: 19.79

Recent Price History:	7-25-05	52 Wk:	High	Low
	$16.35		$17.65	$11.01

Registrar & Transfer Agent
American Stock Transfer

Corporate Counsel
Bingham McCutchen LLP

Independent Accountant
Vavrinek Trine & Day LLP

Bridge Bank Milestones

2000	
July	Filed Application for National Charter
November	Charter Approved
2001	
February	IPO Approved; Target $15 M
April	$19.1 M IPO Closed ($5.00/sh)
May	BANK OPENED IN SANTA CLARA
2002	
January	Palo Alto Branch Opened
February	SBA Division Launched
June	$14.4 M Secondary Offering Closed ($6.50/Sh)
July	Capital Finance Division Launched
2004	
March	San Jose Main Office Opened
October	Bridge Capital Holdings Formed
	International Division Launched
December	Headquarters Moved to San Jose
	$12 M Trust Preferred Offering Closed
	Investment Services Division Launched
2005	
January	East Bay LPO Opens
April	Technology Banking Division Launched

BRIDGE CAPITAL HOLDINGS

Our Approach

EXPERIENCE

- Experienced Board & Executives
- Fundamental Business Banking Strategy
- Focused Business Plan
- Ability to Recruit Top-Tier Bankers
- Strategic Vendor Alliances
- Scalable Systems & Business Lines

+

OPPORTUNITY

- Attractive SV Demographics
- Compelling Bank Market Opportunity

+

EXECUTION

- Disciplined Execution

=

RESULTS

- Strong Net Interest Margin
- Revenue Growth
- Improving Efficiency
- Excellent Asset Quality
- Peer + Improving ROA & ROE
- Good Earnings Growth

BRIDGE CAPITAL HOLDINGS

Experienced Board and Executive Team

NAME	POSITION	PRIOR BANK	BANK EXPERIENCE
BOARD:			
Allan Kramer	Chairman	Silicon Valley	18
Barry Turkus	Finance Ctee.	Silicon Valley	18
Dave Campbell	Loan Ctee.	Greater Bay	39
Tom Quigg	Comp Ctee.	Bank America	41
David Chui		Greater Bay	16
Rich Brenner	Audit Ctee.		
Owen Brown			
Bob Latta			
EXECUTIVE TEAM:			
Dan Myers	CEO/Director	HTBK,GBBK	23
Bob Gionfriddo	EVP/Director	HTBK,GBBK,SIVB,Plaza	36
Tom Sa	CFO	Central Coast	14
Tim Boothe	CLO	HTBK,CMA,Plaza	14
Ken Silveira	CTO	HTBK,BofA	35

BRIDGE CAPITAL HOLDINGS

Operating Divisions and Leadership

DIVISION	MANAGER	PRIOR BANK &	TITLE
CORPORATE BANKING	Emily Ruvalcaba	Greater Bank	SVP
SPECIALTY MARKETS	Bob Gionfriddo	Heritage	EVP
CONSTRUCTION	Natalie Taaffe	Heritage	SVP
PALO ALTO BRANCH	Ken Brenner	Greater Bay	EVP
SBA (2LPO's,2 Sales Offices)	Ralph Barnett	Greater Bay	SVP
CAPITAL FINANCE	Lee Shodiss	Silicon Valley	SVP
INTERNATIONAL	Jeannie Kao	Silicon Valley	SVP
INVESTMENT SERVICES	Steve Schreier	Silicon Valley	SVP
EAST BAY (Corporate LPO)	Michael Hengl	Walnut Creek	VP
TECHNOLOGY BANKING	Mike Field	Silicon Valley	SVP
	Ed Lambert	Comerica	SVP

BRIDGE CAPITAL HOLDINGS

Our Market: Santa Clara County/ Silicon Valley

Key Statistics

- Population: 1,685,188.
- Per Capita Income: $46,072 (3rd highest in US).
- Total Employment: 800,000.
- Pay per Employee: $120,977.
- Jobless rate: 5.1% (Below US and California average)
- Total Bank Deposits: $47 b
- San Jose 10th Largest City in US

Facts of Interest

- Key Industries: Software, semiconductors, international trade, business services, venture capital.
- Workers are 2.5 times more productive than US average.
- Generates 10% of all US Patents
- Consistently Captures 33%+ of all US venture capital financing.
- Engine of business formation 23,000 net new firms since bust of 2000.

BRIDGE CAPITAL HOLDINGS

A Growing Local Market For Fewer Local Banks

Santa Clara County Commercial Bank Deposits


($ billions)
$40
$35
$30
$25
$20
$15
$10
$5
$0
125% Increase
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
Commercial Bank Deposits

Number of Commercial Banks <$1b Headquartered in Santa Clara County


14
12
10
8
6
4
2
0
75% Reduction
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
05

Source: FDIC

BRIDGE CAPITAL HOLDINGS

And Significant Market Opportunity in a Market Dominated By Large Banks

% Deposits

Santa Clara County

Source: FDIC; as of June 30, 2004


20%
15%
10%
5%
0%
19.18%
17.71%
9.98%
7.09%
6.68%
3.94%
3.22%
1.75%
0.66%
BofA
Wells
Comerica
Silicon Valley Bk
Greater Bay Bk
Bank of the West
Union Bank of CA
Heritage Bank
Bridge Bank

BRIDGE CAPITAL HOLDINGS

Balance Sheet Growth


($ Millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
loans
deposits
assets
CAGR 127%
CAGR 60%
5/14/01
12/31/01
12/31/02
12/31/03
12/31/04
6/30/05

Diversification of Lending Activity


5%
0%
8%
Tech
BCFG
30%
Int'l
C & I
13%
SBA
Other
2%
CRE
Construction
15%
Land Dev
16%
11%

Loans

Focus on Core Funding Sources


46%
Money Market
1%
SAV
4%
TCD<$100K
1%
I BD
TCD>$100K
8%
Non-Interest Bearing Demand
0%
40%

Deposits

(@ 6-30-05)

BRIDGE CAPITAL HOLDINGS

Revenue Growth



$25,000
$20,000
$15,000
$10,000
$5,000
$0
Annual
6 Months
$1,154
$5,810
$1,460
$9,898
$2,663
$16,561
$3,855
$11,705
$1,920
2001
2002
2003
2004
2005
Net Int Inc
Nonint Inc

BRIDGE CAPITAL HOLDINGS

Diversified Revenue Sources



2%
Other
14%
BCFG
38%
C&I
18%
SBA
Construction
Tech
SM
17%
10%
1%

BRIDGE CAPITAL HOLDINGS

Net Interest Margin



BBNK 6.02%
Avg CA Banks 4.64%*
Avg US Banks 4.02%*
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
SOURCES: *SNL Financial, Avg Last Twelve Months @ 3-31-05
2001
2002
2003
2004
YTD 2005
BBNK Net Interest Margin

SOURCES: *SNL Financial, Avg Last Twelve Months @ 3-31-05

Efficiency Ratio



120%
110%
100%
90%
80%
70%
60%
50%
BBNK (62.61%)
Avg CA Banks (2004) 60.1%*
Avg Peer US Banks 58.56%*
2002
2003
2004
Q2 2005

SOURCES: *SNL Financial, Avg Last Twelve Months @ 3-31-05

Asset Quality
Net Charge-Off (Recovery) / Avg Loans



0.25%
0.15%
0.05%
-0.05%
-0.15%
Avg of All US Commercial Banks*
0.20%
0.08%
0.00%
-0.05%
NET RECOVERY
2001
2002
2003
2004
BRIDGE BANK
AVG ALL US COMMERCIAL BANKS*
*SOURCE: FFIEC/FDIC Uniform Bank Performance Report

Loan To Deposit Ratio



0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
85.1%
82.2%
79.5%
77.8%
36.5%
2001
2002
2003
2004
2005

BRIDGE CAPITAL HOLDINGS

Return On Assets



ANNUAL
QUARTER
Pre-tax
Taxable
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
1.52%
DTA*
0.89%
0.96%
1.20%
2003
2004
Q1 2005
Q2 2005

Return On Equity



ANNUAL
QUARTER
Pre-tax
Taxable
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
12.46%
DTA*
9.87%
11.32%
15.84%
2003
2004
Q1 2005
Q2 2005

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

BRIDGE CAPITAL HOLDINGS

Net Income and EPS



($000)
ANNUAL
QUARTER
Pre-tax
Taxable
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
$(3,000)
$(4,000)
$3,373
DTA*
$3,037
$957
$1,379
2001
7.5
Mos
Incl
POE
2002
2003
2004
Q1 2005
Q2 2005
$(2,685)
$(3,541)

Earnings per Share

Annual

2003: $0.53 2004: $0.46

Quarter

Q1 2005: $0.14 Q2 2005: $0.21

BRIDGE CAPITAL HOLDINGS

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03



Most Bankers get excited about financial statements.
At Bridge Bank, this is the kind of financial statement that excites us.
"Bridge Bank helped us grow by 27% over the past two years."
BRIDGE BANK
THE SMARTER CHOICE IN BUSINESS BANKING.
SANTA CLARA • SAN JOSE • PALO ALTO SACRAMENTO • SAN DIEGO • FRESNO
PHONE: 1.866.BRDGBNK
WWW.BRIDGEBANK.COM
MEMBER FDIC



One of the Nation's fastest growing banks
Now Serves fast growing technology companies
BRIDGE BANK
THE SMARTER BANKING CHOICE FOR GROWING TECHNOLOGY COMPANIES.
PALO ALTO, CA 94301
55 ALMADEN BOULEVARD
SAN JOSE, CA 95112
WWW.BRIDGEBANK.COM

Thank You!

BRIDGE CAPITAL HOLDINGS